UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2

G-III Apparel Group, Ltd.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

36237H101

(CUSIP Number)

December 1, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36237H101

1.	Names of Reporting Persons LVMH Moet Hennessy Louis Vuitton Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	-0-

	6.	Shared Voting Power	2,608,877

	7.	Sole Dispositive Power	-0-

	8.	Shared Dispositive Power	2,608,877

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,608,877

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.4%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 36237H101

1.	Names of Reporting Persons Sofidiv SAS

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	-0-

	6.	Shared Voting Power	2,608,877

	7.	Sole Dispositive Power	-0-

	8.	Shared Dispositive Power	2,608,877

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,608,877

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.4%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 36237H101

1.	Names of Reporting Persons LVMH Moët Hennessy Louis Vuitton SE

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	-0-

	6.	Shared Voting Power	2,608,877

	7.	Sole Dispositive Power	-0-

	8.	Shared Dispositive Power	2,608,877

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,608,877

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.4%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 36237H101

1.	Names of Reporting Persons Financière Jean Goujon SAS

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	-0-

	6.	Shared Voting Power	2,608,877

	7.	Sole Dispositive Power	-0-

	8.	Shared Dispositive Power	2,608,877

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,608,877

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.4%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 36237H101

1.	Names of Reporting Persons Christian Dior SE

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	-0-

	6.	Shared Voting Power	2,608,877

	7.	Sole Dispositive Power	-0-

	8.	Shared Dispositive Power	2,608,877

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,608,877

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.4%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 36237H101

1.	Names of Reporting Persons Semyrhamis SA

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	-0-

	6.	Shared Voting Power	2,608,877

	7.	Sole Dispositive Power	-0-

	8.	Shared Dispositive Power	2,608,877

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,608,877

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.4%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 36237H101

1.	Names of Reporting Persons Financière Agache SA

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	-0-

	6.	Shared Voting Power	2,608,877

	7.	Sole Dispositive Power	-0-

	8.	Shared Dispositive Power	2,608,877

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,608,877

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.4%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 36237H101

1.	Names of Reporting Persons Montaigne Finance SAS

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	-0-

	6.	Shared Voting Power	2,608,877

	7.	Sole Dispositive Power	-0-

	8.	Shared Dispositive Power	2,608,877

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,608,877

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.4%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 36237H101

1.	Names of Reporting Persons Groupe Arnault SE

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	-0-

	6.	Shared Voting Power	2,608,877

	7.	Sole Dispositive Power	-0-

	8.	Shared Dispositive Power	2,608,877

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,608,877

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.4%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 36237H101

1.	Names of Reporting Persons Bernard Arnault

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	-0-

	6.	Shared Voting Power	2,608,877

	7.	Sole Dispositive Power	-0-

	8.	Shared Dispositive Power	2,608,877

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,608,877

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.4%

12.	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer

G-III Apparel Group, Ltd.

(b)	Address of Issuer’s Principal Executive Offices

512 Seventh Avenue
New York, NY 10018

Item 2.

(a)	Name of Person Filing

This statement is filed by each of the following persons (sometimes collectively referred to as the “Reporting Persons”) with respect to the shares of Common Stock (as defined in Item 2(d) below) directly held by LVMH Moet Hennessy Louis Vuitton Inc., a Delaware corporation (“LVMH Inc.”):

LVMH Inc.

Sofidiv SAS, a company organized in France (“Sofidiv”), which owns all of the outstanding shares of LVMH Inc.

LVMH Moët Hennessy Louis Vuitton SE, a company organized in France (“LVMH SE”), which owns all of the outstanding shares of Sofidiv.

Financière Jean Goujon SAS, a company organized in France (“Financière Jean Goujon”), which controls LVMH SE.

Christian Dior SE, a company organized in France (“Christian Dior”), which owns all of the outstanding shares of Financière Jean Goujon.

Semyrhamis SA, a company organized in France (“Semyrhamis”), which controls Christian Dior.

Financière Agache SA, a company organized in France (“Financière Agache”), which controls Semyrhamis.

Montaigne Finance SAS, a company organized in France (“Montaigne Finance”), which controls Financière Agache.

Groupe Arnault SE, a company organized in France (“Groupe Arnault”), which controls Montaigne Finance.

Bernard Arnault, an individual (“Mr. Arnault”), who controls Groupe Arnault.

(b)	Address of Principal Business Office or, if None, Residence

The principal executive office of LVMH Inc. is 19 E. 57th Street, New York, NY 10022.

The principal executive office of Sofidiv is 24-32, rue Jean Goujon, 75008 Paris, France.

The principal executive office of LVMH SE is 22, avenue Montaigne, 75008 Paris, France.

The principal executive office of Financière Jean Goujon and Financière Agache is 11, rue François 1er, 75008 Paris, France.

The principal executive office of Christian Dior and Semyrhamis is 30, avenue Montaigne, 75008 Paris, France.

The principal executive office of Montaigne Finance, Groupe Arnault and Mr. Arnault is 41, avenue Montaigne, 75008 Paris, France.

(c)	Citizenship

LVMH Inc. is a Delaware corporation. Sofidiv, LVMH SE, Financière Jean Goujon, Christian Dior, Semyrhamis, Financière Agache, Montaigne Finance and Groupe Arnault are companies organized in France. Mr. Arnault is a citizen of France.

(d)	Title of Class of Securities

Common Stock, $0.01 par value per share, of G-III Apparel Group, Ltd. (“Common Stock”)

(e)	CUSIP Number

36237H101

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership

The information requested herein is set forth in items 5 through 9 and 11 of the cover pages to this Schedule 13G. The ownership percentage is based on 45,756,789 shares of Common Stock outstanding as of August 31, 2016 (as reported in the issuer’s Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2016), plus the 2,608,877 newly issued shares of Common Stock acquired by LVMH Inc. as reported in this statement.

Each of the Reporting Persons may be deemed to share voting and investment power with respect to all shares of Common Stock held by LVMH Inc. The filing of this statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any shares of Common Stock covered by this statement other than the shares of Common Stock directly owned by such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

LIST OF EXHIBITS

Exhibit	Description

A	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 12, 2016

LVMH MOET HENNESSY LOUIS VUITTON INC.

By:	/s/	Jean-Jacques Guiony
	Name:	Jean-Jacques Guiony
	Title:	President

SOFIDIV SAS

By:	/s/	Jean-Jacques Guiony
	Name:	Jean-Jacques Guiony
	Title:	President

LVMH MOËT HENNESSY LOUIS VUITTON SE

By:	/s/	Bernard Arnault
	Name:	Bernard Arnault
	Title:	Chief Executive Officer

FINANCIÈRE JEAN GOUJON SAS

By:	/s/	Florian Ollivier
	Name:	Florian Ollivier
	Title:	President

CHRISTIAN DIOR SE

By:	/s/	Sidney Toledano
	Name:	Sidney Toledano
	Title:	Chief Executive Officer

SEMYRHAMIS SA

By:	/s/	Bernard Kuhn
	Name:	Bernard Kuhn
	Title:	Chief Executive Officer

FINANCIÈRE AGACHE SA

By:	/s/	Florian Ollivier
	Name:	Florian Ollivier
	Title:	Chief Executive Officer

MONTAIGNE FINANCE SAS

By:	/s/	Florian Ollivier
	Name:	Florian Ollivier
	Title:	President

GROUPE ARNAULT SE

By:	/s/	Nicolas Bazire
	Name:	Nicolas Bazire
	Title:	Managing Director

/s/ Bernard Arnault
Bernard Arnault

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning he or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated December 12, 2016

LVMH MOET HENNESSY LOUIS VUITTON INC.

By:	/s/	Jean-Jacques Guiony
	Name:	Jean-Jacques Guiony
	Title:	President

SOFIDIV SAS

By:	/s/	Jean-Jacques Guiony
	Name:	Jean-Jacques Guiony
	Title:	President

LVMH MOËT HENNESSY LOUIS VUITTON SE

By:	/s/	Bernard Arnault
	Name:	Bernard Arnault
	Title:	Chief Executive Officer

FINANCIÈRE JEAN GOUJON SAS

By:	/s/	Florian Ollivier
	Name:	Florian Ollivier
	Title:	President

CHRISTIAN DIOR SE

By:	/s/	Sidney Toledano
	Name:	Sidney Toledano
	Title:	Chief Executive Officer

SEMYRHAMIS SA

By:	/s/	Bernard Kuhn
	Name:	Bernard Kuhn
	Title:	Chief Executive Officer

FINANCIÈRE AGACHE SA

By:	/s/	Florian Ollivier
	Name:	Florian Ollivier
	Title:	Chief Executive Officer

MONTAIGNE FINANCE SAS

By:	/s/	Florian Ollivier
	Name:	Florian Ollivier
	Title:	President

GROUPE ARNAULT SE

By:	/s/	Nicolas Bazire
	Name:	Nicolas Bazire
	Title:	Managing Director

/s/ Bernard Arnault
Bernard Arnault